

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2010

James M. Anderson
Chief Financial Officer
Mainsource Financial Group, Inc.
2105 North State Road 3 Bypass
Greensburg, Indiana 47240

> **Re: Mainsource Financial Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File Number 0-12422**

Dear Mr. Anderson:

We have conducted a full review of your filing and related materials and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1. Identify the person serving in the capacity of principal accounting officer. See the signature instructions for Form 10-K.

Schedule 14A
Election of Directors, page 4

2. In future filings, give the age of your directors. See Item 401 of Regulation S-K.

Summary Compensation Table, page 28

3. In future filings, please reconcile the increase in 2009 salary with the statement on page 24 that no such cash increase was awarded.

4. We note that only partial information is shown for Messrs. Brown and Goodwin. In the future, as warranted, please revise to include tabular information for the persons referenced by Item 402(a)(3)(iv) of Regulation S-K.

General

5. In future reports, in the Management Discussion and Analysis section, when there are significant changes, or management believes that there is a trend or an emerging trend, or if management is aware of future events that will affect the company's performance, please include a management commentary that gives shareholders insight into management's thinking. For example, if there has been a significant change in nonperforming loans, discuss which types of loans have changed, why management believes that there has been this change and whether or not management believes that this is a trend that will affect future performance. For example, if there has been a significant change in the loan loss reserve, discuss the underlying reasons for the change. For example, if there are significant goodwill impairment charges, discuss what and why the impairment charge was taken.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All of the above comments are from our non-accounting staff. If you have questions regarding this review please contact David Lyon at 202-551-3421 or me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

cc: James M. Anderson
    FAX number 812-663-3220